March 31, 2005

By EDGAR and by fax (202-942-9528)
----------------------------------

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.
20549-0405

RE:      Letter dated March 24, 2005 to St. Mary Land & Exploration Company
         10-K for the fiscal year ended December 31, 2004
         File No.  1-31539

Dear Mr. Schwall:

Please find our response to the above-referenced comment letter dated March 24,
2005. As a courtesy, we have reproduced the applicable portion of the letter below:

Comment
-------

Business, page 1 and Properties, page 22

1.            We note your disclosure that your reserve replacement in 2004 was
              190 percent of production. Taking all reserve changes into account, your reported reserves at the end of 2004 appear to be
              64.9 BCFe higher than the previous year. Therefore, it seems that you actually replaced 86% of your reported production of 74.4 BCFe in 2004. Please revise your document to correct the disclosure and expand it to include how the reserve replacement was calculated.
              Or inform us why you believe the disclosure of 190 percent reserve replacement in 2004 is reliable information. As you appear to discuss the metric in length in other parts of the document, please revise the disclosure as necessary throughout the document including the guidance from the first comment.

              Explain your reported reserve replacement values for 2003 and 2002 also. It appears that instead of 293% and 306% for 2003 and 2002 as you report, for 2003 you increased reserves by 103 BCFe, while producing 76.9 BCFe, or a 134% increase over 2003 production and for 2002 you increased reserves by

Mr. H. Roger Schwall
Securities and Exchange Commission
March 31, 2005

              107.6 BCFe, while producing 55 BCFe, or a 196% increase over 2002 production. Please revise these as necessary or explain why your disclosure is reliable information to be used by investors.

Response

In response to the comment reproduced above, we refer you to the following definition of the term "reserve replacement percentage" used by St. Mary Land
& Exploration Company (the "Company" or "St. Mary") in the 2004 Form 10-K,
which definition is located in the Glossary section and appears on page 21 of the Form 10-K:

         "Reserve replacement percentage. The sum of reserve extensions and discoveries, reserve acquisition, and reserve revisions of previous estimates for a specified period of time divided by production for that same period of time."

Based on this definition, the calculations for 2004, 2003 and 2002 result in a reserve replacement percentage of 190%, 293% and 306%, respectively, as we reported in our Form 10-K. The table below is derived from a summary table of changes in estimated oil and gas reserve quantities appearing on page F-34 of our Form 10-K. A column for BCFE has been included together with a line with the resultant reserve replacement percentage as calculated by applying the definition above:

                                             2004                           2003                            2002
                                 -----------------------------  ------------------------------ ------------------------------
                                 Oil-MBbl   Gas-MMcf    BCFE    Oil-MBbl   Gas-MMcf     BCFE   Oil-MBbl   Gas-MMcf     BCFE
                                 -----------------------------  ------------------------------ ------------------------------
Beginning of the Year              47,787    307,024  593,746     36,119    274,172   490,886    23,669    241,231   383,245
Revisions of previous estimates     1,994    (21,885)  (9,921)     2,856      3,904    21,040     3,611      4,696    26,362
Discoveries and extensions          6,306     63,185  101,021      3,681     69,189    91,275     1,250     32,813    40,313
Purchases of minerals in place      5,773     17,635   52,273     11,952     41,335   113,047    10,578     38,118   101,586
Sales of reserves                    (487)      (165)  (3,087)    (2,280)   (31,913)  (45,593)     (174)    (4,522)   (5,566)
Production                         (4,799)   (46,598) (75,392)    (4,541)   (49,663)  (76,909)   (2,815)   (38,164)  (55,054)
                                 --------- ---------- --------  --------- ---------- --------- ---------  --------- ---------
End of Year                        56,574    319,196  658,640     47,787    307,024   593,746    36,119    274,172   490,886
                                 ========= ========== ========  ========= ========== ========= =========  ========= =========

Reserve replacement percentage, as defined               190%                            293%                           306%
                                                      ========                       =========                      =========

Our intention in using the metric of reserve replacement percentage is to indicate our ability to increase the oil and gas reserves of the Company through drilling and acquisitions. We believe this is a widely recognized and utilized measure in the oil and gas investment community and is disclosed by several other public oil and gas exploration and production companies. In support of this assertion, we have included as an attachment (Appendix A) to this letter an excerpt from a survey published by Howard

Mr. H. Roger Schwall
Securities and Exchange Commission
March 31, 2005

Weil Incorporated, a nationally recognized investment banking firm that specializes in the exploration and production segment of the energy sector. The supplemental information highlighted in Appendix A is an example of the information captured by Howard Weil in their 2003 Reserve & Finding Cost
Study - Exploration & Production report on 46 selected companies. You can see that the reserve replacement percentage used for All Sources Reserve
Replacement for St. Mary's 2003 and 2002 data is identical to the percentages reported in our Form 10-K, confirming that the methodology used by St. Mary is consistent and comparable with that reported in other forums.

We believe that the definition we provided in our Glossary to the Form 10-K represents the appropriate method to calculate reserve replacement percentage.
We believe that any meaningful discussion of our reserve performance can only be achieved by referencing the replacement of our current year production using an industry-accepted definition of reserve replacement. We believe we should be communicating consistently calculated information with the investment community.

Please note that the line item Sales of Reserves is not included in the calculation of reserve replacement percentage as it is not a meaningful component of the calculation. The calculation of reserve replacement percentage is intended to demonstrate a company's ability to replace the reserve produced from the oil and gas reservoir in order to maintain the viability of a company.

The oil and gas investment community regards reserve replacement as an important metric for understanding the ability of an exploration and production company to grow the core assets that underpin its value. As we believe our disclosures are accurate and reliable, and meet the expectations of our investors, we have not amended our 2004 Form 10-K in response to the comment in your letter. We will however, include enhanced disclosure in future filings in the Business, Property and MD&A portions of our Form 10-Ks, as to why we believe the disclosure of reserve replacement percentage is an important and useful measurement metric for our industry segment.

Thank you for your consideration of our explanation and our proposal to enhance future disclosures.

Please contact me at (303) 863-4334 with any further questions.

Best Regards,

/S/ DAVID W. HONEYFIELD BY MARK T. SOLOMON

David W. Honeyfield
V.P. - Finance, Secretary & Treasurer

Mr. H. Roger Schwall
Securities and Exchange Commission
March 31, 2005

Attachment

cc:      Dwight Landes, Ballard Spahr Andrews & Ingersoll, LLP
         Dennis Boylan, Deloitte & Touche, LLP